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                             June 4, 2024

       Amit Takur
       Chief Executive Officer
       Robot Consulting Co., Ltd.
       Le Graciel Building 2, 6th Floor
       5-22-6 Shinbashi, Minato Ward
       Tokyo, 105-0005, Japan

                                                        Re: Robot Consulting
Co., Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted May 20,
2024
                                                            CIK No. 0002007599

       Dear Amit Takur:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary, page 1

   1. Disclosure on page 1 states that one of Lawyer Robot's main functions, legal precedent research, integrates
AI. On page 53, you state that it is your strategic decision not to incorporate AI
technology in Lawyer Robot. Please revise to reconcile these apparent inconsistencies.
       Financial Statements - September 30, 2023 and 2022
       Note 14. Subsequent Events, page F-16

   2. We note that the stock options granted on February 7, 2024 are not exercisable until the date of listing of your
shares on any domestic or foreign financial instruments
                                                        exchange. However,
since the compensation expense to be recognized at the time of the
 Amit Takur
Robot Consulting Co., Ltd.
June 4, 2024
Page 2
      listing is based on the grant date fair value, i.e. the fair value of the options on February 7,
      2024, please disclose the methodology used to determine the fair value of the options on
      February 7, 2024 and the amount of unrecognized stock compensation expense as of
      February 7, 2024.
Financial Statements - March 31, 2023 and 2022
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-23

3. We note that you state there are no performance obligations after the product key is provided. With a view towards clarifying disclosure, tell us whether or not the customers have the choice at any time over the software license period to download and run the product on their own equipment instead of utilizing cloud-based software that you host. If the customer cannot run the product on their system and is required to utilize your cloud-
      based service, it appears that the cloud-based hosting you provide is not a distinct obligation pursuant to ASC 606-10-25-22 because the customer cannot use the product without the hosting. Therefore, the hosting should be combined with the software and the bundle treated as a single performance obligation and revenues should be recognized over the software license period for the software and hosting performance obligation bundle. Please revise the accounting policy disclosure here and in the interim financial statements accordingly.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Mitchell Austin at 202-551-3574 with any other questions.



                                                              Sincerely,
FirstName LastNameAmit Takur
                                                              Division of
Corporation Finance
Comapany NameRobot Consulting Co., Ltd.
                                                              Office of
Technology
June 4, 2024 Page 2
cc:       Yung Li
FirstName LastName